Exhibit 12.2

Gaming and Leisure Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2015	2014	2013	2012 (2)	2011 (2)
	(dollar amounts in thousands)
Income from continuing operations before income taxes	135,564	143,920	30,449	37,350	45,559
Fixed charges (from below) (1)	125,224	118,049	19,477	—	—

Earnings, as defined:	260,788	261,969	49,926	37,350	45,559

Fixed charges:
Interest expense, including the amortization of debt issuance costs	124,183	117,030	19,254	—	—
Estimate of the interest within rental expense	1,041	1,019	223	—

Total fixed charges before preferred stock dividends:	125,224	118,049	19,477	—	—
Preferred stock dividends	—	—	—	—	—

Total combined fixed charges and preferred stock dividends:	125,224	118,049	19,477	—	—

Ratio of earnings to fixed charges and preferred stock dividends:	2.08	2.22	2.56	N/A	N/A

(1)	For the purpose of computing GLPI’s ratio of earnings to fixed charges, “earnings” is the amount resulting from adding: (a) pre-tax income from continuing operations and (b) fixed charges. “Fixed charges” is the amount equal to the sum of: (a) interest expensed; (b) amortization of capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.
(2)	GLPI was spun-off from Penn National Gaming, Inc. on November 1, 2013. The financial information for the years ended December 31, 2011 and 2012 sets forth the historical operations of Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc., which were acquired by a subsidiary of GLPI as part of the Spin-Off. There were no fixed charges in these periods.